As filed with the Securities and Exchange Commission on September 25, 2007

Registration No. 333-141572

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

POST-EFFECTIVE AMENDMENT NO. 1

TO THE

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

BCSB Bancorp, Inc.

(Exact name of registrant as specified in its charter)

Maryland	6035	To Be Applied For
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification No.)

4111 East Joppa Road, Suite 300

Baltimore, Maryland 21236

(410) 256-5000

(Address, including zip code, and telephone number,

including area code, of registrant’s principal executive offices)

Joseph J. Bouffard

President and Chief Executive Officer

BCSB Bancorp, Inc.

4111 East Joppa Road, Suite 300

Baltimore, Maryland 21236

(410) 256-5000

(Name, address, including zip code, and telephone number,

including area code, of agent for service)

Copies to:

Gary R. Bronstein, Esquire	Robert Pomerenk, Esquire
Joel E. Rappoport, Esquire	Luse Gorman Pomerenck & Schick, P.C.
Muldoon Murphy & Aguggia LLP	5335 Wisconsin Avenue, NW
5101 Wisconsin Avenue, NW	Suite 4000
Washington, DC 20016	Washington, DC 20015
(202) 362-0840	(202) 274-2000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box.  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Calculation of Registration Fee

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per unit	Proposed maximum aggregate offering price (1)	Amount of registration fee
Common Stock no par value	7,365,277 Shares	$10.00	$73,652,770	(2)

(1)	Estimated solely for the purpose of calculating the registration fee.

(2)	The registration fee of $3,198 was previously paid upon the initial filing of the Form S-1 on March 26, 2007.

PROSPECTUS SUPPLEMENT

[LOGO]

BCSB Bancorp, Inc.

(Proposed holding company for Baltimore County Savings Bank, F.S.B.)

This prospectus supplement supplements the prospectus of BCSB Bancorp, Inc. dated August 24, 2007. This prospectus supplement should be read together with the prospectus.

Extension of Offering

In order to give potential purchasers in the offering an opportunity to review this prospectus supplement, we have extended the termination date for our subscription and community offering until 12:00 noon, Eastern time, on October 19, 2007. In addition, we have extended the latest date to which we may extend this termination date without notice until December 3, 2007, unless the Office of Thrift Supervision approves a later date. The conversion must be consummated within 24 months following the earlier of the approval of the conversion by the members of Baltimore County Savings Bank, M.H.C. or the stockholders of BCSB Bankcorp, Inc. Special meetings of the members of Baltimore County Savings Bank, M.H.C. and the stockholders of BCSB Bankcorp, Inc. are scheduled for October 11, 2007. We have prepared a new order form that is printed on blue paper. Persons who are interested in purchasing shares should submit an order form using the blue order form, together with full payment for the shares ordered. Any orders not submitted on the blue order form, including orders submitted on the original order form we provided to you, will not be accepted.

Resolicitation of Persons Who Have Placed Orders

If you have already submitted an order in the subscription or community offering, you have the right to confirm, increase, decrease or rescind your order. You will receive appropriate instructions on how to advise us of your choice. If we do not receive your instructions at the Baltimore County Savings Bank, F.S.B. conversion center by 12:00 noon, Eastern time, on October 19, 2007, your order will be rescinded.

Earnings Guidance for the Three Months Ending September 30, 2007

We anticipate that we will incur a net loss for the three months ending September 30, 2007. Our expectation of a net loss is based on an anticipated reduction in net interest income compared to the three months ended June 30, 2007, as well as certain expenses we expect to incur in the three months ending September 30, 2007.

Net interest income is expected to decrease by approximately $190,000 during the three months ending September 30, 2007 compared to the three months ended June 30, 2007. Of this amount, $50,000 represents the effect of accelerated repayments by borrowers within the indirect lending portfolio. The remaining decrease reflects the higher cost of special certificate of deposit products recently introduced to attract new customers.

During the three months ending September 30, 2007, salaries and related expense is expected to include a pre-tax expense of approximately $80,000 in connection with our policy to pay employees for unused sick leave and vacation pay. Effective October 1, 2007 this policy will be changed to eliminate this expense in future periods. In addition, we expect to incur approximately $150,000 on a pre-tax basis related to an agreement we entered into in connection with the retirement of William M. Loughran, our Executive Vice President and Chief Lending Officer. Under this agreement, Mr. Loughran, who is retiring after 34 years of service with us, will receive the equivalent of one year’s salary and benefits and will remain as a director.

Professional fees for the three months ending September 30, 2007 are expected to include increased fees, relative to the three months ended June 30, 2007, for consulting and legal services totaling approximately $150,000 on a pre-tax basis. These fees relate to special, limited scope consulting and legal projects that have been completed. We continue to aggressively pursue further collection of losses sustained as a result of the check kiting scheme previously reported and will expense an additional $296,000 on a pre-tax basis in connection with pursuing and defending various claims in the bankruptcy estate of the former customer and with other litigants with competing claims seeking to recover limited available assets. We feel it is prudent to recognize this expense at this time in light of the complex and protracted nature of the ongoing proceeding. At this time, we do not believe, however, that we will incur additional material expenses in connection with this matter. Other expenses also are expected to include an expense of approximately $200,000 on a pre-tax basis for Federal Deposit Insurance Corporation insurance premiums due to a new premium assessment methodology applicable in 2007.

As a result of the above items, we anticipate that we will incur net after tax losses totaling between approximately $300,000 and $350,000 during the three months ending September 30, 2007.

These securities are not deposits or savings accounts and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Neither the Securities and Exchange Commission, the Office of Thrift Supervision nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

Sandler O’Neill + Partners, L.P.

The date of this prospectus supplement is September __, 2007

PROXY STATEMENT/PROSPECTUS SUPPLEMENT

This proxy statement/prospectus supplement supplements the prospectus of BCSB Bancorp, Inc. and the proxy statement of BCSB Bankcorp, Inc. dated August 24, 2007. This proxy statement/prospectus supplement should be read together with the proxy statement prospectus.

Earnings Guidance for the Three Months Ending September 30, 2007

We anticipate that we will incur a net loss for the three months ending September 30, 2007. Our expectation of a net loss is based on an anticipated reduction in net interest income compared to the three months ended June 30, 2007, as well as certain expenses we expect to incur in the three months ending September 30, 2007.

Net interest income is expected to decrease by approximately $190,000 during the three months ending September 30, 2007 compared to the three months ended June 30, 2007. Of this amount, $50,000 represents the effect of accelerated repayments by borrowers within the indirect lending portfolio. The remaining decrease reflects the higher cost of special certificate of deposit products recently introduced to attract new customers.

During the three months ending September 30, 2007, salaries and related expense is expected to include a pre-tax expense of approximately $80,000 in connection with our policy to pay employees for unused sick leave and vacation pay. Effective October 1, 2007 this policy will be changed to eliminate this expense in future periods. In addition, we expect to incur approximately $150,000 on a pre-tax basis related to an agreement we entered into in connection with the retirement of William M. Loughran, our Executive Vice President and Chief Lending Officer. Under this agreement, Mr. Loughran, who is retiring after 34 years of service with us, will receive the equivalent of one year’s salary and benefits and will remain as a director.

Professional fees for the three months ending September 30, 2007 are expected to include increased fees, relative to the three months ended June 30, 2007, for consulting and legal services totaling approximately $150,000 on a pre-tax basis. These fees relate to special, limited scope consulting and legal projects that have been completed. We continue to aggressively pursue further collection of losses sustained as a result of the check kiting scheme previously reported and will expense an additional $296,000 on a pre-tax basis in connection with pursuing and defending various claims in the bankruptcy estate of the former customer and with other litigants with competing claims seeking to recover limited available assets. We feel it is prudent to recognize this expense at this time in light of the complex and protracted nature of the ongoing proceeding. At this time, we do not believe, however, that we will incur additional material expenses in connection with this matter. Other expenses also are expected to include an expense of approximately $200,000 on a pre-tax basis for Federal Deposit Insurance Corporation insurance premiums due to a new premium assessment methodology applicable in 2007.

As a result of the above items, we anticipate that we will incur net after tax losses totaling between approximately $300,000 and $350,000 during the three months ending September 30, 2007.

Miscellaneous

We will pay the cost of this proxy solicitation. We will reimburse brokerage firms and other custodians, nominees and fiduciaries for reasonable expenses incurred by them in sending proxy materials to the beneficial owners of BCSB Bankcorp common stock. In addition to soliciting proxies by mail, our directors, officers and regular employees may solicit proxies personally or by telephone without receiving additional compensation. We have retained Georgeson, Inc. to assist in the solicitation of proxies for a fee estimated at $7,500 plus expenses.

These securities are not deposits or savings accounts and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Neither the Securities and Exchange Commission, the Office of Thrift Supervision nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this proxy statement/prospectus supplement is September __, 2007, and is first being mailed to shareholders of BCSB Bankcorp, Inc. on or about ___________ __, 2007.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

The following table sets forth our anticipated expenses of the offering:

SEC filing fee (1)	$3,198
OTS filing fee	12,000
NASD filing fee (1)	10,915
Stock Market substitution listing fee	7,500
EDGAR, printing, postage and mailing	220,000
Legal fees and expenses	440,000
Accounting fees and expenses	37,000
Appraiser(s fees and expenses	62,500
Securities marketing firm expenses (including legal fees)(1)(2)	75,000
Conversion agent fees and expenses	50,000
Business Plan fees and expenses	27,000
Transfer agent and registrar fees and expenses	15,000
Certificate printing	10,000
Miscellaneous	29,887

TOTAL	$1,000,000

(1)	Estimated expenses based on the registration of 10,414,126 shares at $10.00 per share.

(2)	In addition, Sandler O’Neill & Partners, L.P. will receive a fee equal to 1.0% of the aggregate purchase price of shares sold in the subscription and community offering, excluding shares purchased by the employee stock ownership plan and by directors, officers and employees of BCSB Bankcorp, Inc. and members of their immediate families. In addition, Sandler O’Neill & Partners and other selected dealers will receive aggregate fees currently estimated to be 6.5% of the aggregate price of shares sold in the syndicated community offering, if any.

Item 14.	Indemnification of Directors and Officers.

Directors, officers and employees of BCSB Bancorp, Inc. (the “Company” or the “Registrant”) may be entitled to benefit from the indemnification provisions contained in the Maryland General Corporation Law (the “MGCL”) and the Registrant’s Articles of Incorporation. The general effect of these provisions is summarized below.

Article EIGHTH, Section K of the Registrant’s Articles of Incorporation provides:

To the fullest extent permitted by Maryland statutory or decisional law, as amended or interpreted, no director or officer of this Corporation shall be personally liable to the Corporation or its stockholders for monetary damages. No amendment of the Articles of Incorporation of the Corporation or repeal of any of its provisions shall limit or eliminate the benefits provided to directors and officers under this provision with respect to any act or omission which occurred prior to such amendment or repeal.

In addition, Article TENTH of the Registrant’s Articles of Incorporation provides:

The Corporation shall indemnify (A) its directors and officers, whether serving the Corporation or at its request any other entity, to the fullest extent required or permitted by the general laws of the State of Maryland now or hereafter in force, including the advances of expenses under the procedures required, and (B) other employees and agents to such extent as shall be authorized by the Board of Directors or the Corporation’s Bylaws and be permitted by law. The foregoing rights of indemnification shall not be exclusive of any rights to which those seeking indemnification may be entitled. The Board of Directors may take such action as is necessary to carry out these indemnification provisions and is expressly empowered to adopt, approve and amend from time to time such Bylaws, resolutions or contracts implementing such provisions or such further indemnification arrangements as may be permitted by law. No amendment of the Articles of Incorporation of the Corporation shall limit or eliminate the right to indemnification provided hereunder with respect to acts or omissions occurring prior to such amendment or repeal.

In accordance with Section 2-418 of the MGCL, directors, officers and employees of the Company generally shall be indemnified in the defense of a proceeding if they are successful, on the merits or otherwise, and in other circumstances unless (i) the act or omission was material to the matter giving rise to the proceeding and either was committed in bad faith or was the result of active and deliberate dishonesty; (ii) the director actually received an improper personal benefit, in money, property or services; or, (iii) in the case of any criminal proceeding, the director had reasonable cause to believe that the act or omission was unlawful. Additionally, a director may not be indemnified with respect to any proceeding by or in the right of the Company in which the director shall have been adjudged to be liable to the Company. Directors and officers may be provided for judgments, penalties, fines, settlements and reasonable expenses, including attorney’s fees, actually incurred in connection with any threatened, pending, or completed action, suit, or proceeding. This applies to any civil, criminal, investigative or administrative action provided that the director or officer involved acted in good faith, in a manner he or she reasonably believed to be in or not opposed to the best interests of the Company and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

In addition, in accordance with Office of Thrift Supervision (“OTS”) regulations, directors, officers and employees of Baltimore County Saving Bank (the “Bank”) generally shall be indemnified for: (i) any amount for which that person becomes liable under a judgment in any action brought or threatened because that person is or was a director, officer or employee of the Bank and (ii) reasonable costs and expenses, including attorneys’ fees, paid or incurred in defending or settling such action or in enforcing his or her rights to indemnification. Such indemnification shall be made where final judgment on the merits is in the person’s favor, or, in case of settlement, final judgment against the director, officer or employee or final judgment in his or her favor other than on the merits, if a majority of the disinterested directors of the Bank determines that he or she was acting in good faith within the scope of his or her employment or authority as he or she could reasonably have perceived it under the circumstances and for a purpose he or she could reasonably have believed under the circumstances was in the best interests of the Bank. Such indemnification may not be made if objected to by the OTS.

Item 15.	Recent Sales of Unregistered Securities.

None.

Item 16.	Exhibits and Financial Statement Schedules.

The exhibits filed as a part of this Registration Statement are as follows:

(a)	List of Exhibits (filed herewith unless otherwise noted)

1.1	Engagement Letter by and among Baltimore County Savings Bank, M.H.C., BCSB Bankcorp, Inc., Baltimore County Savings Bank and Sandler O’Neill & Partners, L.P.*

1.2	Form of Agency Agreement*

2.0	Amended and Restated Plan of Conversion and Reorganization*

3.1	Articles of Incorporation of BCSB Bancorp, Inc.*

3.2	Bylaws of BCSB Bancorp, Inc.*

4.0	Specimen Stock Certificate of BCSB Bancorp, Inc.*

5.0	Opinion of Muldoon Murphy & Aguggia LLP re: Legality*

8.1	Opinion of Muldoon Murphy & Aguggia LLP re: Federal Tax Matters*

8.2	Opinion of Stegman & Company re: State Tax Matters*

10.1	Baltimore County Savings Bank, F.S.B. Employee Stock Ownership Plan, as amended*

10.2	Form of Baltimore County Savings Bank, F.S.B. Employee Stock Ownership Trust, as amended*

10.3	Form of ESOP Loan Commitment Letter and ESOP Loan Documents*

10.4	Employment Agreement by and between Baltimore County Savings Bank, F.S.B. and Joseph J. Bouffard (1)

10.5	Form of Amended and Restated Employment Agreement by and Between Baltimore County Savings Bank, F.S.B. and Joseph J. Bouffard*

10.6	Change in Control Severance Agreement by and between Baltimore County Savings Bank, F.S.B. and Bonnie M. Klein*

10.7	Change in Control Severance Agreement by and between Baltimore County Savings Bank, F.S.B. and William M. Loughran*

10.8	Change in Control Severance Agreement by and Baltimore County Savings Bank, F.S.B. and David M. Meadows*

10.9	Form of Amended and Restated Change in Control Agreements for William M. Loughran, Bonnie M. Klein, David M. Meadows and other officers*

10.10	Baltimore County Savings Bank, F.S.B. Amended and Restated Deferred Compensation Plan*

10.11	Separation Agreement and Release, dated September 24, 2007, between Baltimore County Savings Bank, F.S.B., BCSB Bankcorp, Inc., Baltimore County Savings Bank, M.H.C., BCSB Bancorp, Inc. and William M. Loughran

10.12	BCSB Bankcorp, Inc. Management Recognition Plan and Trust (2)

10.13	Baltimore County Savings Bank, F.S.B. Form of Management Incentive Compensation Plan (3)

10.14	BCSB Bankcorp, Inc. 1999 Stock Option Plan (2)

10.15	Form of Baltimore County Savings Bank, F.S.B Supplemental Director Retirement Agreement*

10.16	Supplemental Executive Retirement Agreement by Baltimore County Savings Bank, F.S.B and William M. Loughran*

10.17	Supplemental Executive Retirement Agreement by Baltimore County Savings Bank, F.S.B and Bonnie M. Klein*

10.18	Supplemental Executive Retirement Agreement by Baltimore County Savings Bank, F.S.B and David M. Meadows*

23.1	Consent of Muldoon Murphy & Aguggia LLP (contained in Exhibits 5.0 and 8.1)

23.2	Consent of Stegman & Company*

23.3	Consent of Beard Miller Company, LLP*

23.4	Consent of Feldman Financial Advisors, Inc.*

24.0	Powers of Attorney*

99.1	Appraisal Report of Feldman Financial Advisors, Inc. (P)*

99.2	Draft of Marketing Materials*

99.3	Draft of Subscription Order Form and Instructions

99.4	Form of Proxy for BCSB Bankcorp, Inc.’s Meeting of Stockholders*

99.5	Appraisal Report Update, dated as of July 20, 2007, of Feldman Financial Advisors, Inc. (P)*

99.6	Appraisal Report Update, dated as of August 6, 2007, of Feldman Financial Advisors, Inc. (P)*

99.7	Form of ESOP Voting Instruction Letter*

99.8	Resolicitation Instruction Form

99.9	Supplemental Marketing Materials

*	Previously filed.

(1)	Incorporated herein by reference from the exhibits to the Annual Report on Form 10-K for BCSB Bankcorp, Inc. for the year ended September 30, 2006 (File No. 0-24589).

(2)	Incorporated herein by reference from the exhibits to the Annual Report on Form 10-KSB for BCSB Bankcorp, Inc. for the year ended September 30, 1999. (File No. 0-24589).

(3)	Incorporated herein by reference to the BCSB Bankcorp, Inc.’s Registration Statement on Form SB-2 (File No. 333-44831).

(P)	The supporting exhibits and financial schedules are filed in paper format pursuant to Rule 202 and Rule 311 of Regulation S-T.

(b)	Financial Statement Schedules

All schedules have been omitted as not applicable or not required under the rules of Regulation S-X.

Item 17.	Undertakings.

The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the forgoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	That, for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(5)	That, for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(6)	That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities:

The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Baltimore, State of Maryland, on September 25, 2007.

BCSB BANCORP, INC.

By:	/s/ Joseph J. Bouffard
Joseph J. Bouffard
President, Chief Executive Officer and Director
(duly authorized representative)

In accordance with the requirements of the Securities Act of 1933, this registration statement was signed by the following persons in the capacities and on the dates stated.

Name	Title	Date
/s/ Joseph J. Bouffard Joseph J. Bouffard	President, Chief Executive Officer and Director (principal executive officer)	September 25, 2007

/s/ Anthony R. Cole Anthony R. Cole	Executive Vice President and Chief Financial Officer (principal accounting and financial officer)	September 25, 2007

* H. Adrian Cox	Director

* William M. Loughran	Director

** Earnest A. Moretti	Director

* John J. Panzer, Jr.	Director

* Henry V. Kahl	Director

* Michael J. Klein	Director

* William J. Kappauf, Jr.	Director

*	Pursuant to the Power of Attorney filed as Exhibit 24.1 to the Registration Statement on Form S-1 for BCSB Bancorp, Inc. on March 26, 2007.

**	Pursuant to the Power of Attorney filed as Exhibit 24.1 to the Pre-Effective Amendment No. 1 to the Registration Statement on Form S-1 for BCSB Bancorp, Inc. on May 11, 2007.

/s/ Joseph J. Bouffard	September 25, 2007
President, Chief Executive Officer and
Joseph J. Bouffard
Director